

September 21, 2010

Mark Culhane
Executive Vice President and Chief Financial Officer
DemandTec, Inc.
One Franklin Parkway, Building 910
San Mateo, CA 94403

> **Re:** **DemandTec, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2010**
> **Filed April 23, 2010**
> **File No. 001-33634**

Dear Mr. Culhane:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 62

1.   We note your tabular presentation of stock-based compensation in footnote (2) of your Consolidated Statements of Operations which includes a total of stock-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the stock-based compensation expense on the face of the income statement that includes a total of the stock-based compensation. Tell us how you considered the guidance in SAB 107 in your current disclosures and how you intend to comply with such guidance in your future filings. In addition, see the Division of Corporation Finance's "Current Accounting and

Disclosure Issues" (Updated 11/30/06), Section I.B.2 at
http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Notes to Consolidated Financial Statements

Note 1. Business Summary and Significant Accounting Policies

Revenue Recognition, page 66

2.   Please tell us whether you sell any of your professional services separately from your
        SaaS services and if so, how you consider the timing of when the professional services
        agreement was signed in comparison to the SaaS start date in your recognition of
        revenue. In this regard, clarify the time period or other factors in which you believe a
        professional services agreement would not be part of your SaaS services if not signed or
        agreed upon at the service start date.

Deferred Revenue, page 66

3.   We note you from your first quarter fiscal 2010 earnings call that you no longer invoice
        the full amount of your multi-year customer contracts up-front. We also note in your
        disclosure that for agreements with terms over one year, because you generally invoice
        your customers in annual installments, your deferred revenue balance does not represent
        the total contract value of your non-cancelable agreements. Please tell us what
        consideration you gave to disclosing the total contract value of all or your non-cancelable
        agreements. See Item 101(c)(viii) of Regulation S-K. Additionally, please tell us when
        you invoice your customers for agreements with terms under one year (e.g. monthly at
        the beginning or end of the month, quarterly at the beginning or end of the quarter, etc.).

Note 4. Balance Sheet Components, page 75

4.   We note that as of December 31, 2009, you held approximately $46 million of
        marketable securities, however we are unable to locate disclosure describing how you
        measure the fair value of these securities or the level within the fair value hierarchy in
        which such fair value measurements fall. Please tell us how you considered the
        disclosure requirements of ASC 820-10-50 including the required tabular presentation of
        quantitative disclosures.

5.   In light of the percentage of your marketable securities to your total assets, please tell us
        how you considered whether you meet the definition of an investment company. Please
        refer to Section 3 of the Investment Company Act of 1940 and ASC Topic 946-10-15.

Note 7. Share-based Compensation

Equity Incentive Plans, page 78

6.   We note that you combine the activity and balances of stock options, performance stock
        units and restricted stock units in a single table. Please tell us how you considered
        providing separate tables for these instruments since they typically have different
        characteristics. Please refer to ASC 718-10-50-2(g).

Exhibit 23.1

7.   Please revise to provide a <u>signed</u> consent from your independent registered public
        accounting firm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions
regarding comments on the financial statements and related matters. Please contact me at (202)
551-3406 with any other questions.

                                                        Sincerely,

                                                        Patrick Gilmore
                                                        Accounting Branch Chief